UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,490,490*
	8	SHARED VOTING POWER 16,259,296*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,259,296*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,749,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	10.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,064,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,064,808*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,064,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,947,436*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,947,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,947,436*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,490,490*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,490,490*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,490,490*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,490,490*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 8 (this “Amendment”) is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“Holdings”), Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, the Franklin Trust and Holdings, collectively referred to as the “Mariposa Reporting Persons”), Berggruen Holdings Ltd, a British Virgin Islands business company (“BHL”), and the Nicolas Berggruen Charitable Trust, a British Virgin Islands trust (the “NB Charitable Trust” and together with BHL, the “Berggruen Reporting Persons”) to amend the Statement on Schedule 13D filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015, Amendment No. 5 filed on September 16, 2016, Amendment No. 6 filed on December 19, 2017 and Amendment No. 7 filed on May 3, 2018, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Centrepark Blvd, Suite 210, West Palm Beach, Florida 33401. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Mariposa Reporting Persons and Berggruen Reporting Persons are collectively referred to as the “Reporting Persons”.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)

As of the date hereof, Franklin beneficially owns 30,749,786 shares of Common Stock (and shares convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 16,259,296 shares of Common Stock (and shares convertible into Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Mariposa Reporting Persons and (ii) sole power to vote, or to direct the vote, of 14,490,490 shares of Common Stock (and shares convertible into Common Stock within 60 days) held, directly or indirectly, by the Berggruen Reporting Persons (each as further described below). Each of the Franklin Trust, Holdings and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 16,064,808, 13,947,436 and 11,509,987 shares of Common Stock (and shares convertible into Common Stock within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 2,068,750 shares held directly by the Franklin Trust, (ii) 243,110 shares of Common Stock held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 48,622 of which are held directly by the Franklin Trust), (iii) 2,437,449 shares of Common Stock held directly by Holdings, (iv) 10,449,987 shares of Common Stock held indirectly by Holdings through Mariposa, (v) 1,060,000 shares of Series A Preferred Stock held indirectly by Holdings through Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock, (vi) 13,597,490 shares of Common Stock held directly by BHL (which Franklin has the sole power to vote pursuant to the Proxy Agreement) and (vii) 893,000 shares of Series A Preferred Stock held directly by BHL that are convertible at any time at the option of the holder into the same number of shares of Common Stock (which Franklin has the sole power to vote pursuant to the Proxy Agreement). In the aggregate, such 30,749,786, 16,064,808, 13,947,436 and 11,509,987 shares of Common Stock represent approximately 10.6%, 5.6%, 4.8% and 4.0%, respectively, of all outstanding shares of Common Stock (calculated based on 288,329,766 shares of Common Stock outstanding on October 26, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 1, 2018) and assuming the conversion of the Mariposa Reporting Persons’ shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Franklin may be deemed to beneficially own 61.32% of Mariposa through the Franklin Trust’s ownership of the general partner of Holdings, representing 6,407,932 shares of Common Stock and 649,992 shares of Series A Preferred Stock.

As of the date hereof, the Berggruen Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 14,490,490 shares of Common Stock (and shares convertible into Common Stock within 60 days). This amount consists of (i) 13,597,490 shares of Common Stock and (ii) 893,000 shares of Series A Preferred Stock of the Issuer that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 14,490,490 shares of Common Stock represent approximately 5.0% of all outstanding shares of Common Stock (calculated based on 288,329,766 shares of Common Stock outstanding as of October 26, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 1, 2018) and assuming the conversion of the Berggruen Reporting Person’s shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person).

(c)

On November 5, 2018, each of the Franklin Trust and BHL purchased 67,500 shares of Common Stock (135,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.92 (with prices ranging from $10.78 to $11.00, inclusive).

On November 6, 2018, each of the Franklin Trust and BHL purchased 481,500 shares of Common Stock (963,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.98 (with prices ranging from $10.84 to $11.00, inclusive).

On November 9, 2018, each of the Franklin Trust and BHL purchased 33,750 shares of Common Stock (67,500 shares of Common Stock in the aggregate) at a weighted average price per share of $10.99 (with prices ranging from $10.96 to $11.00, inclusive).

On November 12, 2018, each of the Franklin Trust and BHL purchased 81,000 shares of Common Stock (162,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.75 (with prices ranging from $10.63 to $10.96, inclusive).

On November 13, 2018, each of the Franklin Trust and BHL purchased 45,000 shares of Common Stock (90,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.76 (with prices ranging from $10.65 to $10.90, inclusive).

On November 14, 2018, each of the Franklin Trust and BHL purchased 45,000 shares of Common Stock (90,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.60 (with prices ranging from $10.49 to $10.70, inclusive).

On November 15, 2018, each of the Franklin Trust and BHL purchased 18,000 shares of Common Stock (36,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.72 (with prices ranging from $10.50 to $11.00, inclusive).

On November 20, 2018, each of the Franklin Trust and BHL purchased 36,000 shares of Common Stock (72,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.76 (with prices ranging from $10.60 to $10.90, inclusive).

On November 21, 2018, each of the Franklin Trust and BHL purchased 126,000 shares of Common Stock (252,000 shares of Common Stock in the aggregate) at a weighted average price per share of $10.98 (with prices ranging from $10.94 to $11.00, inclusive).

All of the foregoing transactions were effected through open market purchases over the New York Stock Exchange. Each of the Franklin Trust and BHL undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated May 3, 2018 (incorporated by reference to Exhibit A to the Amendment filed by the Reporting Persons with respect to the Issuer on May 3, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: President

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the
Martin E. Franklin Revocable Trust

MEF HOLDINGS, LLLP

	By:	MEF Holdings, LLC
	Its:	General Partner

	By:	Mariposa Capital, LLC
	Its:	Manager

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

BERGGRUEN HOLDINGS LTD

By:	/s/ Justin Topilow
Name: Justin Topilow
Title: Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By: MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/s/ Colin Bird

Name: Colin Bird
Title: Authorized Signatory

By:	/s/ Maxine Lace

Name: Maxine Lace
Title: Authorized Signatory